                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                         For the month of December 2002

                              LJ International Inc.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             Unit #12, 12/F, Block A
                             Focal Industrial Centre
                     21 Man Lok Street, Hung Hom, Hong Kong
                    ----------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X   Form 40-F
                                        ---            ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes       No  X
                                        ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-   .

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                       LJ International Inc.
                                                   -----------------------------
                                                           (Registrant)



Date: December 16, 2002                            By: /s/ NG HON TAK RINGO
      -----------------                                -------------------------
                                                       NG HON TAK RINGO,
                                                       Chief Financial Officer

                              LJ INTERNATIONAL INC
                                      INDEX

PART I  FINANCIAL INFORMATION:

ITEM 1.  FINANCIAL STATEMENTS

         Condensed Consolidated Balance Sheets,
           October 31, 2002 (Unaudited) and April 30, 2002,                               2

         Condensed Consolidated Statements of Operations,
           For the Three Months And Six Months Ended
             October 31, 2002 and October 31, 2001(Unaudited)                             4

         Condensed Consolidated Statements of Changes in Stockholders' Equity,
           For the Six Months Ended
             October 31, 2002 and October 31, 2001 (Unaudited)                            5

         Condensed Consolidated Statements of Cash Flows,
           For the Six Months Ended
             October 31, 2002 and October 31, 2001 (Unaudited)                            7

         Notes to the Condensed Consolidated Financial
           Statements                                                                     8

ITEM 2     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
           CONDITION AND RESULTS OF OPERATIONS                                           10

PART II  OTHER INFORMATION:

         Item 1 Through Item 6                                                           16

                              LJ INTERNATIONAL INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                      As of         As of
                                                                 October 31      April 30
                                                                       2002          2002
                                                                 ----------      --------
                                                                 (Unaudited)
                                                                        US$           US$
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                            829           722
   Restricted cash                                                    5,663         5,643
   Trade receivables, net of allowance for doubtful
    accounts (US$225 as of October 31 and April 30, 2002)            11,782         8,013
   Inventories                                                       17,187        15,802
   Prepayments and other current assets                               1,650         1,203
                                                                     ------        ------
                                                                     37,111        31,383
   TOTAL CURRENT ASSETS
Property, plant and equipment, net                                    6,573         6,251
Due from related parties                                                513           521
Goodwill, net of accumulated amortization and impairment loss         2,121         2,121
Investment securities                                                 2,660         2,684
Other investments                                                         1             1
                                                                     ------        ------

TOTAL ASSETS                                                         48,979        42,961
                                                                     ======        ======

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Bank overdrafts                                                    3,546         2,607
   Notes payable, current portion                                        58           282
   Letters of credit, gold and other loans                           13,759        11,343
   Trade payables                                                     5,897         3,310
   Accrued expenses and other payables                                1,942         1,677
   Capitalized lease obligations, current                                31            46
   Income taxes payable                                                   3             3
                                                                     ------        ------
   TOTAL CURRENT LIABILITIES                                         25,236        19,268
Capitalized leased obligations, non-current                              --             8
                                                                     ------        ------
TOTAL LIABILITIES                                                    25,236        19,276
                                                                     ------        ------

MINORITY INTEREST                                                        12           128

                                                                      As of         As of
                                                                 October 31      April 30
                                                                       2002          2002
                                                                 ----------      --------
                                                                 (Unaudited)
                                                                        US$           US$
STOCKHOLDERS' EQUITY
   Common stocks, par value US$0.01 each,
   Authorized - 100 million shares,
   Issued and outstanding -
      8,671,615 shares as of October 31 and April 30, 2002               87            87
Additional paid-in capital                                           17,410        17,464
Treasury stock                                                         (369)           --
Accumulated other comprehensive loss                                   (151)           --
Retained earnings                                                     6,754         6,006
                                                                     ------        ------
TOTAL STOCKHOLDERS' EQUITY                                           23,731        23,557
                                                                     ------        ------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           48,979        42,961
                                                                     ======        ======



See accompanying notes to the condensed consolidated financial statements.

                              LJ INTERNATIONAL INC
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)
                 (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                              Three months ended                      Six months ended
                                                                   October 31                            October 31
                                                             2002               2001               2002               2001
                                                              US$                US$                US$                US$

OPERATING REVENUE                                          14,907             10,423             23,676             18,768
Costs of goods sold                                       (10,533)            (7,307)           (16,652)           (12,441)
                                                       ----------         ----------         ----------         ----------
Gross profit                                                4,374              3,116              7,024              6,327

Selling, general and administrative expenses               (3,177)            (3,327)            (6,104)            (6,317)
                                                       ----------         ----------         ----------         ----------

OPERATING INCOME (LOSS)                                     1,197               (211)               920                 10

Finance costs, net                                           (145)              (160)              (287)              (247)
Minority interests                                             52                 --                116                 --
                                                       ----------         ----------         ----------         ----------
                                                            1,104               (371)               749               (237)
INCOME (LOSS) BEFORE INCOME TAXES
Income taxes                                                   --                 --                 (1)               (39)
                                                       ----------         ----------         ----------         ----------
NET INCOME (LOSS)                                           1,104               (371)               748               (276)
                                                       ==========         ==========         ==========         ==========


Numerator:
      Net income (loss) used in computing basic
          and diluted earnings (loss) per share             1,104               (371)               748               (276)
                                                       ==========         ==========         ==========         ==========


Denominator:
      Weighted average number of shares used in
          calculating basic earnings (loss) per
          share                                         8,671,615          8,671,615          8,671,615          8,671,615

      Effect of dilutive potential ordinary shares:
        Warrants & stock options                               --                 --                 --                 --
                                                       ----------         ----------         ----------         ----------

      Weighted average number of shares used
         in calculating diluted earnings (loss)
         per share                                      8,671,615          8,671,615          8,671,615          8,671,615
                                                       ==========         ==========         ==========         ==========

Earnings (loss) per share:
      Basic                                                  0.13              (0.04)              0.09              (0.03)
                                                       ==========         ==========         ==========         ==========

      Diluted                                                0.13              (0.04)              0.09              (0.03)
                                                       ==========         ==========         ==========         ==========




See accompanying notes to the consolidated condensed financial statements.

                              LJ INTERNATIONAL INC.
       CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (UNAUDITED)
                        (IN THOUSANDS EXCEPT SHARE DATA)


SIX MONTHS ENDED OCTOBER 31, 2002

                                       Common Stock                      Treasury Stock      Accumulated
                                       ------------     Additional       --------------            Other
                                                           Paid-in                Purchase Comprehensive     Retained
                                      Shares  Par Value    Capital       Share        Cost          Loss     Earnings         Total
                                   ---------  --------- ----------   ---------   --------- -------------    ---------     ---------
                                                    US$        US$                     US$           US$          US$           US$
Balance as of April 30, 2002       8,671,615         87     17,464          --          --            --        6,006        23,557
Purchase of treasury stock                --         --         --     301,400        (369)           --           --          (369)
Net loss                                  --         --        (54)         --          --            --          748           694
Cumulative translation adjustment         --         --         --          --          --          (151)          --          (151)
                                                                                                                          ---------
Comprehensive loss                                                                                                              543
                                   ---------  ---------  ---------   ---------   ---------     ---------    ---------     ---------
Balance as of October 31, 2002     8,671,615         87     17,410     301,400        (369)         (151)       6,754        23,731
                                   =========  =========  =========   =========   =========     =========    =========     =========



See accompanying notes to the condensed consolidated financial statements.

                              LJ INTERNATIONAL INC.
       CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   (UNAUDITED)
                        (IN THOUSANDS EXCEPT SHARE DATA)


SIX MONTHS ENDED OCTOBER 31, 2001

                                       Common Stock                      Treasury Stock      Accumulated
                                       ------------     Additional       --------------            Other
                                                           Paid-in                Purchase Comprehensive     Retained
                                      Shares  Par Value    Capital       Share        Cost          Loss     Earnings         Total
                                   ---------  --------- ----------   ---------   --------- -------------    ---------     ---------
                                                    US$        US$                     US$           US$          US$           US$
Balance as of April 30, 2001       8,671,615         87     17,166           -           -             -       13,908        31,161
Stock-based transactions                   -          -        147           -           -             -            -           147
Comprehensive income: net income           -          -          -           -           -             -         (276)         (276)
                                   ---------  ---------  ---------   ---------   ---------     ---------    ---------     ---------
Balance as of October 31, 2001     8,671,615         87     17,313           -           -             -       13,632        31,032
                                   =========  =========  =========   =========   =========     =========    =========     =========





See accompanying notes to the condensed consolidated financial statements.

                              LJ INTERNATIONAL INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                                 (IN THOUSANDS)


                                                                                  Six months ended
                                                                                      October 31
                                                                                ---------------------
                                                                                  2002           2001
                                                                                ------         ------
                                                                                   US$            US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                                  748           (276)
Adjustments to reconcile net income (loss) to net cash provided by (used
   in) operating activities:
   Depreciation and amortization                                                   625            465
   Non-cash stock based transactions                                               (54)           147
   Minority interests                                                             (116)            --
Changes in operating assets and liabilities:
   Trade receivables                                                            (3,769)          (711)
   Inventories                                                                  (1,385)        (1,847)
   Prepayments and other current assets                                           (447)        (1,847)
   Due from related parties                                                          8           (656)
   Trade payables                                                                2,587             62
   Accrued expenses and other payables                                             265            599
   Due to director                                                                  --           (247)
   Letters of credit                                                             2,442          2,354
                                                                                ------         ------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                904         (1,957)
                                                                                ------         ------


CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment                                       (1,009)          (367)
Increase in restricted cash                                                        (20)            11

                                                                                ------         ------
NET CASH USED IN INVESTING ACTIVITIES                                           (1,029)          (356)
                                                                                ------         ------

CASH FLOWS FROM FINANCING ACTIVITIES:
Purchase of treasury stock                                                        (369)            --
Loans acquired                                                                     622          1,435
Repayment of loans                                                                (872)          (244)
Repayment of capitalized leases                                                    (23)           (12)
Increase in bank overdraft                                                         939            525
                                                                                ------         ------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                          297          1,704
                                                                                ------         ------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                               172           (609)
CASH AND CASH EQUIVALENTS, AS OF BEGINNING OF PERIOD                               722          1,706
Effect of foreign exchange rate changes                                            (65)            --
                                                                                ------         ------

CASH AND CASH EQUIVALENTS, AS OF END OF PERIOD                                     829          1,097
                                                                                ======         ======


SUPPLEMENTAL DISCLOSURE:
Cash paid during the period for:
Interest                                                                           318            331
Taxes                                                                                1             --



See accompanying notes to the condensed consolidated financial statements.

                              LJ INTERNATIONAL INC.

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             (INFORMATION SUBSEQUENT TO APRIL 30, 2002 IS UNAUDITED)

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The unaudited condensed consolidated financial statements included the accounts of LJ International Inc. (the "Company") and its subsidiaries. All material intercompany accounts and transactions have been eliminated on consolidation.

       The accompanying unaudited condensed consolidated financial statements as of October 31, 2002 and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States have been omitted pursuant to such rules and regulations. The accompanying unaudited interim condensed consolidated financial statements and related notes should be read in conjunction with the financial statements and related notes included in the 2002 Annual Report to Stockholders of LJ International Inc.

       Effective May 1, 2002, the Company has determined that reporting currency is U.S. dollar and local currency will continue to be the functional currency for the Company's foreign subsidiaries. This change was adopted in order to assist the readers in understanding the financial statements. The financial statements of periods prior the change have been comprehensively recast as if the new reporting currency had been used. Assets and liabilities denominated in foreign functional currencies are translated at the exchange rate as of the balance sheet date. Revenues, costs and expenses denominated in foreign functional currencies are translated at the weighted average exchange rate for the period. The effects of foreign currencies translation adjustments are included in a separate component of accumulated other comprehensive income (loss).

       The information furnished reflects, in the opinion of the management of the Company, all adjustments, consisting of normal recurring accruals, which are necessary to present a fair statement of the results for the interim periods presented.

       The interim figures are not necessarily indicative of the results to be expected for the fiscal year due to the seasonal nature of the business.



2.   EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

       In June 2002, the FASB issued SFAS No. 146 "Accounting for costs associated with Exit or Disposal Activities". This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. An entity's commitment to plan, by itself, does not create a present obligation to others that meets the definition of a liability. This Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption of the Statement will have material impact on its financial position or result of operations.



3.   INVENTORIES

     Inventories consist of:

                                             As of            As of
                                            Oct 31         April 30
                                              2002             2002
                                           -------         --------
                                           US$'000          US$'000
               Raw materials                11,816           10,691
               Work-in-progress                461              533
               Finished goods                4,910            4,578
                                            ------           ------
                                            17,187           15,802
                                            ======           ======

4.   STOCK REPURCHASE PROGRAM

     In September 2001, the Company announced a Common Stock repurchase program pursuant to which the Company may repurchase up to 1,000,000 shares of Common Stock.

     As of October 31, 2002, the Company purchased, through open market purchases 301,400 shares of common stock of the Company at an aggregate consideration of approximately US$369,000.


5    STOCK BASED COMPENSATION

     Effective June 1, 1998, the Company adopted and approved the 1998 Stock Compensation Plan. The purpose of the plan is to:

           o encourage ownership of the common stock by the Company's officers, directors, employees and advisors;

           o provide additional incentive for them to promote the Company's success and the Company's business; and

           o encourage them to remain in employment by providing them an opportunity to benefit from any appreciation of the Company's common stock through the issuance of stock options.

       Options constitute either incentive stock options within the meaning of
       Section 422 of the United States Internal Revenue Code of 1986, as amended, or options which constitute nonqualified options at the time of issuance of such options. The plan provides that incentive stock options and/or nonqualified stock options may be granted to the officers, directors, employees and advisors selected by the compensation committee. A total of 4,000,000 shares of common stock are authorized and reserved for issuance during the term of the plan which expires in June 2008. The compensation committee has the sole authority to interpret the plan and make all determinations necessary or advisable for administering the plan. The exercise price for any incentive option must be at least equal to the fair market value of the shares as of the date of grant. Upon the exercise of the option, the exercise price must be paid in full either in cash, shares of the Company's stock or a combination. If any option is not exercised for any reason, such shares shall again become available for the purposes of the plan.

       On October 17, 2000, the Company offered each option holder the opportunity to cancel all or some of the stock options previously granted in exchange for the granting on April 30, 2001 of options to acquire an equal number of shares with an exercise price equal to the then last sale price of the stock on April 30, 2001 for a new term of seven years expiring April 30, 2008.

       As of October 31, 2002, no options had been exercised and the following exchanged options to purchase shares of our common stock under the Plan remained outstanding:

           o stock options to purchase 2,918,000 shares at $2.00 per share through April 30, 2008, of which 1,181,000 are held by our directors and officers as a group.

       The Company adopted the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" in respect of options granted to employees. As permitted by SFAS No. 123, the Company has chosen to account for stock-based compensation using the intrinsic value method. Accordingly, because the exercise price of the Company's incentive stock options is same as or higher than the market price of the underlying stock on the date of grant, no compensation expense has been recognized for its stock-based compensation plan.

                              LJ INTERNATIONAL INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
             (INFORMATION SUBSEQUENT TO APRIL 30, 2002 IS UNAUDITED)

We are a totally vertically integrated company that designs, brands, markets and distributes a complete range of fine jewelry. While we specialize in the semi-precious jewelry segment, we also offer high-end pieces set in yellow gold, white gold, platinum or sterling silver and adorned with semi-precious stones, diamonds, pearls and precious stones. We distribute mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe. Our product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

We believe that our vertically integrated structure provides significant advantages over our competitors. All profits from value added processes are captured internally, rather than shared with third party manufacturers. This results in very competitive pricing for the retailer and enhanced profits for us. Innovative processes in stone cutting and manufacturing further enhance our competitive position.

We employ an international design team and all of our designs and merchandising strategies are proprietary. Our exclusive and innovative concepts that we create offer brand potential. Our primary marketing focus has been in North America where we have sold directly to certain high volume customers who need specialized product development services and through a marketing relationship with International Jewelry Connection (IJC) for those customers that need higher levels of service and training.

We organize our marketing and distribution strategies by retail distribution channels. Concepts are developed for the specific needs of different market segments. We have identified the following as prime retail targets:

           -  fine jewelers;
           -  national jewelry chains;
           -  department stores;
           -  electronic retailers; and
           -  specialty retailers.

We start a new segment of business in relation to jewelry giftware and other products, which is at the development stage. The continuing role of the "giftware" and "point of sale" segment product lines will be evaluated prior to April 30, 2003 as pointed out in the Company's guidance.


RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED
October 31, 2002 AND October 31, 2001

Net sales for the three months ended October 31, 2002 were approximately $14,907,000, an increase of 43% from net sales of approximately $10,423,000 for the comparable period last year. The increase in sales was primarily due to the acceptance of new products, the addition of new customers and the large increase in orders from existing customers.

Gross profit margin decreased to approximately 29.3% of net sales for the three months ended October 31, 2002 compared to approximately 29.9% for the comparable period last year, primarily due to company's efforts to increase market penetrations and market shares through its pricing strategy.

Selling, general and administrative expenses for the three months ended October 31, 2002 were approximately $3,177,000, consisting of three main business segments expenses of marketing & distributing of jewelry, point of sales of jewelry and trading of giftware with $2,698,000, $352,000 and $127,000 respectively. For marketing & distributing of jewelry expenses, there was a decrease of $629,000 or 18.9% from approximately $3,327,000 for the comparable period last year. There was severance payment as one of our overall cost cutting exercises in the light of post 911 event in the US in comparable period last year.

Interest expenses for the three months ended October 31, 2002 were approximately $160,000, a slight decrease of $5,000 or 3% from approximately $165,000 for the comparable period last year.

As a result of the above factors, the Company had a net income for the three months ended October 31, 2002 of $1,104,000 compared to a net loss of $371,000 for the comparable period last year.

Basic and diluted earnings per share for the three months ended October 31, 2002 was $0.13 compared to basic and diluted loss per share of $0.04 for the comparable period last year.

Segment information

                                                             Marketing &     Point of
                                                            distributing     sales of   Trading of
                                                              of Jewelry      Jewelry     giftware         Total
                                                            ------------     --------   ----------       -------
                                                                 USD'000      USD'000      USD'000       USD'000
Three Months Ended October 31,2001
        Net sales                                                 10,423            -            -        10,423
        EBITDA                                                        35            -            -            35
        Depreciation & amortization                                 (246)           -            -          (246)
        Finance cost, net                                           (160)           -            -          (160)
        Net income (loss)                                           (371)           -            -          (371)
        Capital expenditures                                         207            -            -           207
        Segment assets                                            50,368            -            -        50,368

Three Months Ended October 31,2002
        Net sales                                                 14,820           41           46        14,907
        EBITDA                                                     1,855         (194)        (140)        1,521
        Depreciation & amortization                                 (210)        (113)          (1)         (324)
        Finance cost, net                                           (142)          (2)          (1)         (145)
        Net income (loss)                                          1,503         (265)        (134)        1,104
        Capital expenditures                                         677           48            6           731
        Segment assets                                            47,579        1,269          131        48,979



RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED
October 31, 2002 AND October 31, 2001

Net sales for the six months ended October 31, 2002 were approximately $23,676,000, an increase of 26.2% from net sales of approximately $18,768,000 for the comparable period last year. The increase in sales was primarily due to the acceptance of new products, the addition of new customers and the large increase in orders from existing customers.

Gross profit margin decreased to approximately 29.7% of net sales for the six months ended October 31, 2002 compared to approximately 33.7% for the comparable period last year, primarily due to a change in the product and customer mix, and discount given on certain sales programs to increase market share.

Selling, general and administrative expenses for the six months ended October 31, 2002 were approximately $6,104,000, consisting of three main business segments expenses of marketing & distributing of jewelry, point of sales of jewelry and trading of giftware with $5,022,000, $710,000 and $372,000 respectively. For marketing & distributing of jewelry expenses, there was a decrease of $1,295,000 or 20.5% from approximately $6,317,000 for the comparable period last year. The decrease was primarily attributable to the change of commission structure to salesmen and agents, and redundancy payment as one of our overall cost cutting exercises in the light of post 911 event in the US in comparable period last year.

Interest expenses for the six months ended October 31, 2002 were approximately $318,000, a slight decrease of $13,000 or 3.9% from approximately $331,000 for the comparable period last year. The decrease was primarily attributable to the drop of consecutive cuts of interest rates.

As a result of the above factors, the Company had a net income for the six months ended October 31, 2002 of $748,000 compared to a net loss of $276,000 for the comparable period last year.

Basic and diluted earnings per share for the six months ended October 31, 2002 was $0.09 compared to basic and diluted loss per share of $0.03 for the comparable period last year.

Segment information

                                                             Marketing &     Point of
                                                            distributing     sales of   Trading of
                                                              of Jewelry      Jewelry     giftware         Total
                                                            ------------     --------   ----------       -------
                                                                 USD'000      USD'000      USD'000       USD'000
Six Months Ended October 31,2001
        Net sales                                                 18,768            -            -        18,768
        EBITDA                                                       475            -            -           475
        Depreciation & amortization                                 (465)           -            -          (465)
        Finance cost, net                                           (247)           -            -          (247)
        Net income (loss)                                           (276)           -            -          (276)
        Capital expenditures                                         367            -            -           367
        Segment assets                                            50,368            -            -        50,368

Six Months Ended October 31,2002
        Net sales                                                 23,553           77           46        23,676
        EBITDA                                                     2,380         (450)        (385)        1,545
        Depreciation & amortization                                 (409)        (215)          (1)         (625)
        Finance cost, net                                           (283)          (3)          (1)         (287)
        Net income (loss)                                          1,688         (572)        (368)          748
        Capital expenditures                                         807          191           11         1,009
        Segment assets                                            47,579        1,269          131        48,979



LIQUIDITY AND CAPITAL RESOURCES

We have no direct business operations other than the ownership of our subsidiaries and investment securities. Our ability to pay dividends and meet other obligations depends upon our receipt of dividends or other payments from our operating subsidiaries and investment securities. There are currently no known restrictions on our subsidiaries and investment securities to pay dividends to us; however, we do not currently intend to pay dividends to our shareholders.

Cash:

During the six months ended October 31, 2002, as a result of $904,000 provided by operating activities, and $1,029,000 used in investing activities and $297,000 provided by financing activities, cash and cash equivalents increased by $172,000.

Net cash provided by operating activities during the six-month period ended October 31,2002 was $904,000, compared to $1,957,000 used in operating activities in the comparable period last year.

Net cash used by investing activities during the six-month period ended October 31, 2002 was $1,029,000, compared to $356,000 in the comparable period last year.

Net cash provided by financing activities during the six-month period ended October 31, 2002 was $297,000, compared to $1,704,000 in the comparable period last year. It was primarily due to the net settlement of $26,000 of gold loan compared to $1,435,000 received in respect of new gold loan arrangement in comparable period last year.

Accounts Receivable:

As of October 31, 2002, net accounts receivable increased by $3,769,000 to $11,782,000 from $8,013,000 as of April 30, 2002.

Inventory

As of October 31, 2002, inventory increased by $1,385,000 to $17,187,000 from $15,802,000 as of April 30, 2002. It was primarily due to increased purchase of diamond to meet diamond sales orders.

Letters of Credit:

As of October 31, 2002, we had various letters of credit under banking facilities which totaled $9,615,000. We had $8,088,000 and $5,646,000 outstanding under letters of credit as of October 31, 2002 and Apr 30, 2002. Under the



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


banking facilities arrangement, we are required to maintain certain cash balances which totaled $5,256,000 as of October 31, 2002 and April 30, 2002.

Gold Loan Facilities:

We have also secured "gold loan" facilities with various banks in Hong Kong, which typically bear a below-market interest rate. At the close of each reporting period, the gold loan is "marked to market" with changes reflected on the income statement. Due to lower interest rates charged for gold loans, our cost through our gold loan program has been substantially less than the costs that would have been incurred if we were to finance the purchase of all of our gold requirements with borrowings under our letter of credit facility or other credit arrangements. The gold loan, however, does expose us to certain market risks associated with potential future increases in the price of gold, and we currently do not hedge against such risks. Under the gold loan arrangements, we may defer the purchase until such time as we decide appropriate, the price to be paid being the current market price at time of payment. We had outstanding loans to purchase 18,350 and 18,450 ounces of gold as of October 31, 2002 and April 30, 2002 with the related balance being $5,670,000 and $5,697,000 respectively.

Interest rates for these loans were 1.5% to 3.4% as of October 31, 2002 (Apr 30, 2002: 1.7% to 3.4%).

Notes Payable:

Long-term mortgage loans on our properties totaled $58,000 and $282,000 as of October 31, 2002 and April 30, 2002. All of our properties are pledged substantially as collateral for our banking facilities.


FORWARD LOOKING STATEMENTS


This Interim Report contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include the words "believe," "expect," "plans" or similar words and are based in part on the Company's reasonable expectations and are subject to a number of factors and risks, many of which are beyond the Company's control. Actual results could differ materially from those discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" as a result of any of the following factors:


a)     general economic conditions and their impact on the retail environment;

b) fluctuations in the price of gold and other metals used to manufacture the Company's jewelry;

c) risks related to the concentration of the Company's customers, particularly the operations of any of its top customers;

d) variability of customer requirements and the nature of customers' commitments on projections and orders; and

e) the extent to which the Company is able to attract and retain key personnel.

In light of these uncertainties and risks, there can be no assurance that the forward-looking statements in this Interim Report will occur or continue in the future. Except for its required, periodic filings under the Securities Exchange Act of 1934, the Company undertakes no obligations to release publicly any revisions to these forward looking statements that may reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS.

  Effective July 1, 2001, the Company adopted SFAS No. 141 "Business combinations". In accordance with SFAS No. 141, all business combinations initiated after June 30, 2001 are to be accounted for using the purchase method, the pooling of interest method of accounting is prohibited. The acquisition of the jewelry retail company on March 21, 2002 (see note 17 (a)) was accounted for by purchase method of accounting.

In July 2001, Financial Accounting Standards board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets". The SFAS No. 142 provides that goodwill and intangible assets which have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Consequently, the goodwill arisen from the acquisition of the jewelry retail company on March 21, 2002 is not amortized and subject to impairment test in this financial year. The Company adopted SFAS No. 142 effective on May 1, 2002, the first day of its financial year 2003. Other than the goodwill arisen from the acquisition on March 21, 2002, the Company have no other goodwill and intangible assets as of April 30, 2002. The Company does not believe that the adoption of the statement will have a material impact on its financial position or result of operations.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". The SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial years beginning after June 15, 2002. The impact of the adoption of SFAS No. 143 on the Group's financial statements is not expected to be material.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 replaces SFAS No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 requires long-lived assets be measured at the lower of selling amount or fair value less cost to sell, whether reported in continuing operations or discontinued operations. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for consolidated financial statements issued for financial years beginning after December 15, 2001. The Group does not expect that the adoption of SFAS No. 144 will have a material impact on the Group's financial statements.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". This statement made revisions to the accounting for gains and losses from the extinguishment of debt, rescinded SFAS No. 44, and required certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Group is required to and will adopt SFAS No. 145 on May 1, 2002. The adoption of SFAS No. 145 is not expected to have a material impact on the Group's financial statements.

In June 2002, the FASB issued SFAS No. 146 "Accounting for costs associated with Exit or Disposal Activities". This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. An entity's commitment to plan, by itself, does not create a present obligation to others that meets the definition of a liability. This Statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption of the Statement will have material impact on its financial position or result of operations..

                              LJ INTERNATIONAL INC.
                           PART II - OTHER INFORMATION

Item 1 and 2

       Not applicable.

Item 3.

       QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

       Not applicable.

Item 4 and 5

       Not applicable

Item 6.

       (a)  Reports On Form 8-K
       -------------------------
       Not applicable.





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